
Mail Stop 3561

August 10, 2016

Via E-mail
Ricardo Rittes de Oliveira Silva
Chief Financial Officer
Ambev S.A.
Rua Dr. Renato Paes de Barros
1017, 3rd floor, 04530-001
São Paulo, SP, Brazil

Re: Ambev S.A.
Form 20-F for the Year Ended December 31, 2015
Filed March 14, 2016
File No. 001-36165

Dear Mr. Rittes:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

      Sincerely,

      /s/Craig Arakawa

      Craig Arakawa
      Accounting Branch Chief
      Office of Beverages, Apparel and
      Mining